f0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of December 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Exhibit 99.1 includes a press release with respect to the cash tender offer by Veolia Environnement to purchase certain of its dollar-denominated notes due 2018 (the “Offer”).  Exhibit 99.1 is hereby incorporated by reference into this report on Form 6-K.  This report on Form 6-K is incorporated by reference into Veolia Environnement’s Offer to Purchase dated November 28, 2012 relating to the Offer.

Exhibit List

Exhibit No.

Exhibit 99.1	Press release with respect to the cash tender offer by Veolia Environnement to purchase certain of its dollar-denominated notes due 2018

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 27, 2012

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.

Exhibit 99.1	Press release with respect to the cash tender offer by Veolia Environnement to purchase certain of its dollar-denominated notes due 2018